
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                  Imtec, Inc.
                            -----------------------
                                (Name of Issuer)

                                  Common Stock
                            -----------------------
                         (Title of Class of Securities)

                                   529091047
                            -----------------------
                                 (CUSIP Number)


Mr. Lance Laifer                            With a copy to:
Laifer Capital Management, Inc.             Gerald Adler, Esq.
Hilltop Partners, L.P.                      Swidler Berlin Shereff Friedman, LLP
450 Seventh Avenue                          405 Lexington Avenue
New York, New York 10123                    New York, New York 10174
(212) 268-8036                              (212) 973-0111
------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December l3, 1999
                        --------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

                                  SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No.  529091047                                                              Page    2    of          Pages
          --------------                                                               -------     -------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Laifer Capital Management, Inc.
---------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) / /
                                                                                                                        (b) / /
---------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                                    / /

---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
---------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF                     7        SOLE VOTING POWER
        SHARES                               130,900
     BENEFICIALLY
       OWNED BY          ----------------------------------------------------------------------------------------------------------
         EACH                       8        SHARED VOTING POWER
      REPORTING                              0
        PERSON           ----------------------------------------------------------------------------------------------------------
         WITH                       9        SOLE DISPOSITIVE POWER
                                             130,900
                         ----------------------------------------------------------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER
                                             86,000
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                               216,900
---------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                / /

---------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        13.6%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO, IA
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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

                                  SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No.   529091047                                                             Page    3    of           Pages
          ----------------                                                             -------     --------
---------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Lance Laifer
---------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) / /
                                                                                                               (b) / /
---------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                                    / /

---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
---------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7        SOLE VOTING POWER
        SHARES                    130,900
     BENEFICIALLY        ---------------------------------------------------------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER
         EACH                     0
      REPORTING          ---------------------------------------------------------------------------------------------------------
        PERSON           9        SOLE DISPOSITIVE POWER
         WITH                     130,900
                         ---------------------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  86,000
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          216,900
---------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                / /

---------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        13.6%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No.    529091047                                                            Page    4    of           Pages
           ----------------                                                            -------     --------
---------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Hilltop Partners, L.P.
---------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) / /
                                                                                                               (b) / /
---------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                                    |_|

---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
---------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7        SOLE VOTING POWER
        SHARES                    114,500
     BENEFICIALLY        ---------------------------------------------------------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER
         EACH                     0
      REPORTING          ---------------------------------------------------------------------------------------------------------
        PERSON           9        SOLE DISPOSITIVE POWER
         WITH                     114,500
                         ---------------------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  0
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          114,500
---------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                / /

---------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        7.2%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D
                                  Imtec, Inc.


         This Statement on Schedule 13D is filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons").

Item 1.  Security and Issuer.
-------  --------------------

         This Statement relates to the common stock (the "Common Stock") of Imtec, Inc. (the "Company"). The address of the principal executive office of the Company is One Imtec Lane, Bellows Falls, VT 05101.

Item 2.  Identity and Background.
-------  ------------------------

         (a) This Schedule 13D is being filed jointly by Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Capital Management, Inc., a Delaware corporation, and Lance Laifer, the President, sole Director and principal stockholder of Laifer Capital Management, Inc.

         (b), (c) and (f) The address of Hilltop is 450 Seventh Avenue, New York, NY 10123. Hilltop is a Delaware limited partnership. Its principal business is investments.

         The address of the principal office of Laifer Capital Management, Inc. is 450 Seventh Avenue, New York, NY 10123. Laifer Capital Management, Inc. is a Delaware corporation. Its principal business is investment management.

         Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 450 Seventh Avenue, New York, NY 10123. Mr. Laifer is a United States citizen.

         (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds.
-------  ---------------------------

         The source of the funds used by Hilltop to purchase the securities of the Company was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Company was (i) the working capital of Hilltop and (ii) the working capital or other funds of various Wolfson family entities ("Wolfson") and Hilltop Offshore Limited ("Offshore"), which are investment advisory clients of Laifer Capital Management, Inc. The amount of funds used by the Reporting Persons to purchase Common Stock (net of any sale) is as follows:

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Hilltop                                                         $934,448

Wolfson                                                         $716,475

Offshore                                                        $141,981


Item 4.  Purpose of the Transaction.
-------  ---------------------------

         Each of the Reporting Persons acquired its or his shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.
-------  ---------------------------------

    (a)  Hilltop is the beneficial owner of 114,500 shares (7.2%) of Common
Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 216,900 shares (13.6%) of Common Stock. The 216,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

         (i) 114,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and investment advisor to Hilltop, which shares have been described above; and

         (ii) 102,400 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

         Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

         The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 1,595,513 shares of Common Stock

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of the Company outstanding as of October 29, 1999 as reported in the Company's
Quarterly Report on Form 10-Q.

    (b)  Hilltop has the sole power (i) to vote or to direct the voting of and
(ii) to dispose and to direct the disposition of the 114,500 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

         Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 114,500 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 16,400 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 86,000 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as investment advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the shares of Common Stock owned by it.

    (c)  Not applicable.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         On December 13, 1999, Laifer Capital Management, Inc. entered into the attached Agreement with Brady Corporation ("Brady") pursuant to which, among other things, Laifer Capital Management, Inc. granted a proxy and option to Brady with respect to the shares of Common Stock beneficially owned by it and agreed to tender certain shares of Common Stock beneficially owned by it into Brady's tender offer for the Common Stock. Reference is made to the full text of such agreement which is attached as Exhibit B hereto.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Exhibit A. Agreement of Joint Filing.

         Exhibit B. Agreement between Laifer Capital Management, Inc. and Brady Corporation.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 1999           HILLTOP PARTNERS, L.P.


                                    By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                         as General Partner


                                    By: /s/ Lance Laifer
                                       ----------------------------
                                         Lance Laifer
                                         President

                                    LAIFER CAPITAL MANAGEMENT, INC.


                                    By: /s/ Lance Laifer
                                       ----------------------------
                                         Lance Laifer
                                         President


                                        /s/ Lance Laifer
                                       ----------------------------
                                         Lance Laifer


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